Exhibit 4.4

EPICOR SOFTWARE CORPORATION,

ISSUER

AND

U.S. BANK NATIONAL ASSOCIATION,

TRUSTEE

SECOND SUPPLEMENTAL INDENTURE

Dated as of May 16, 2011

Supplementing that Certain

FIRST SUPPLEMENTAL INDENTURE

Dated as of May 8, 2007

and that Certain

INDENTURE

Dated as of May 8, 2007

2.375% CONVERTIBLE SENIOR NOTES DUE 2027

THIS SECOND SUPPLEMENTAL INDENTURE (the “Second Supplemental Indenture”), dated as of May 16, 2011, between Epicor Software Corporation, a corporation duly organized and existing under the laws of the State of Delaware, having its principal office at 18200 Von Karmen Ave., Suite 1000, Irvine, California 92612 (herein called the “Company”), and U.S. Bank National Association, a national banking association, as Trustee hereunder (herein called the “Trustee”), supplements that certain First Supplemental Indenture, dated as of May 8, 2007, between the Company and the Trustee, which supplements that certain Indenture, dated as of May 8, 2007, between the Company and the Trustee (the “Indenture”).

W I T N E S S E T H:

WHEREAS, the Company’s 2.375% Convertible Senior Notes due 2027 (the “Notes”) were initially issued pursuant to that certain First Supplemental Indenture, dated as of May 8, 2007 (as amended, restated, supplemented or otherwise modified from time to time, the “Supplemental Indenture”), supplementing that certain Indenture, dated as of May 8, 2007.

WHEREAS, the Company previously entered into an Agreement and Plan of Merger, dated as of April 4, 2011 (as amended, restated, supplemented or otherwise modified from time to time), among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Acquisition Sub”), whereby Acquisition Sub conducted a tender offer (the “Tender Offer”) to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and the associated rights, at a price per share of $12.50. The Tender Offer expired on May 13, 2011 and on May 16, 2011 Acquisition Sub purchased 50,528,228 shares of Common Stock, or approximately 78.7% of the outstanding Voting Stock of the Company. Following the completion of the Tender Offer, Acquisition Sub was merged with and into the Company, with the Company being the surviving entity (the “Merger”). In connection with the Merger, each holder of Common Stock was entitled to receive $12.50 for each share of Common Stock (the “Merger Consideration”).

WHEREAS, pursuant to Sections 6.11 and 9.1(3) of the Supplemental Indenture and in accordance with the other terms of the Supplemental Indenture, the Company and the Trustee are required to enter into a supplemental indenture to provide that at and after the effective time of the Merger each Holder of Notes then Outstanding shall have the right to convert such Notes (if otherwise convertible pursuant to Article VI of the Supplemental Indenture) into the Merger Consideration receivable by a holder of a number of shares of Common Stock equal to the product of the principal amount (expressed in thousands) of such Notes and the Conversion Rate in effect immediately prior to the Merger.

WHEREAS, the Company desires to enter into this Supplemental Indenture in accordance with Section 6.11 of the Supplemental Indenture.

WHEREAS, all acts and proceedings required by law and under the Supplemental Indenture to make this Second Supplemental Indenture a valid and binding agreement for the uses and purposes set forth herein, in accordance with its terms, have been done and taken, and the execution and delivery of this Second Supplemental Indenture have been in all respects duly authorized by the Company.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee hereby agree as follows:

ARTICLE I

MODIFICATION

Section 1.01. Pursuant to Section 6.11 of the Supplemental Indenture and notwithstanding anything to the contrary in the Supplemental Indenture or the Notes, each Note shall be convertible solely into $690.76 per $1,000 principal amount of Notes, payable in cash.

ARTICLE II

EFFECTIVE TIME

Section 2.01 This Second Supplemental Indenture will become effective as of the date hereof without any further action by any person.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.01. Indenture. As amended by this Second Supplemental Indenture, the Supplemental Indenture is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect.

Section 3.02. Governing Law. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York.

Section 3.03. Successors and Assigns. All agreements of the Company in this Second Supplemental Indenture and the Notes shall bind its successors and all agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

Section 3.04. Multiple Counterparts. The parties may sign multiple counterparts of this Second Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

Section 3.05. Notice of Second Supplemental Indenture. The Company covenants and agrees that, promptly after execution by the Company and the Trustee of this Second Supplemental Indenture, it shall give notice to all Holders of Notes of such fact in accordance with the provisions of the Supplemental Indenture.

Section 3.06. Trustee. The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

EPICOR SOFTWARE CORPORATION,
as Issuer

By:	/s/ John D. Ireland
Name:	John D. Ireland
Title:	Senior Vice President, Secretary and General Counsel

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Paula Oswald
Name:	Paula Oswald
Title:	Vice President